Exhibit 12.1

Illinois Power Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2009	2010	(a)	2011	2012		2013
Earnings available for fixed charges, as defined:
Net income (loss) attributable to Illinois Power Generating Company	$159,869	$(38,573)		$44,153	$(32,941)		$(188,063)
Net income (loss) attributable to noncontrolling interest	2,007	3,366		1,061	(6,898)		(1,125)
Tax expense (benefit) based on income (loss)	101,148	19,422		32,285	(29,104)		(65,074)
Fixed charges excluding capitalized interest (b)	61,218	77,642		61,975	52,311		42,440
Amortization of capitalized interest	949	1,099		1,153	1,476		1,833
Earnings available for fixed charges, as defined	$325,191	$62,956		$140,627	$(15,156)		$(209,989)
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$58,887	$74,290		$59,033	$49,457		$41,465
Capitalized interest	11,631	5,672		2,886	13,469		18,089
Estimated interest cost within rental expense	307	295		284	279		316
Amortization of net debt premium, discount and expenses	2,024	3,057		2,658	2,575		659
Total fixed charges, as defined	$72,849	$83,314		$64,861	$65,780		$60,529
Consolidated ratio of earnings to fixed charges	4.46	—	(c)	2.17	—	(d)	—	(e)
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(a)
Effective January 1, 2010, Genco acquired an 80% ownership interest in EEI from an Ameren Corporation subsidiary as a result of an internal reorganization. In accordance with authoritative guidance, periods presented reflect the combined Genco and EEI results.

(b)	Includes interest expense related to uncertain tax positions.

(c)
Earnings were inadequate to cover fixed charges by $20 million for the year ended December 31, 2010. In the third quarter of 2010, Genco recorded an impairment charge of $170 million related to long-lived assets, goodwill and intangible assets. See Note 11 - Impairment and Other Charges under Part II, Item 8, of this Form 10-K for additional information.

(d)
Earnings were inadequate to cover fixed charges by $81 million for the year ended December 31, 2012. In 2012, Genco recorded an asset impairment charge of $70 million to reduce the carrying value of the Elgin facility to its estimated fair value. See Note 11 - Impairment and Other Charges under Part II, Item 8, of this Form 10-K for additional information.

(e)
Earnings were inadequate to cover fixed charges by $271 million for the year ended December 31, 2013. In 2013, Genco recorded an asset impairment charge of $199 million to reduce the carrying value of the Gibson City and Grand Tower facilities to their estimated fair value. See Note 11 - Impairment and Other Charges under Part II, Item 8, of this Form 10-K for additional information.